UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 26, 2017 Conference Call – 1Q17

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 1Q17 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 Project 4 5 6 7 9 10 11 12 8

Key Highlights

Operational Results	• 1Q17: Net revenues: R$2,074 million | EBITDA: R$644 million | EBITDA margin(1): 37% | FCF(2): R$426 million • LTM: Net revenues: R$9,294 million | EBITDA: R$3,132 million | EBITDA margin(1): 38% | FCF(2): R$1,586 million
Pulp Market	• Inventories at 52 days ended in February • Price increases fully implemented • Growth of 338 thousand t in global demand for BEKP (Feb/17 vs. Feb/16)(4) • Hardwood producers' inventories at 40 days, according to PPPC(4)
Indebtedness and Liquidity	• Robust cash on hand(5) of US$2.1 billion. Zero refinancing risk up to 2019 • Leverage of 3.79x in US$ (3.63x in R$) • Net debt of US$3.6 billion • Interest coverage ratio (LTM EBITDA/LTM net interest) of 5.3x(6) • Investment grade reaffirmed by S&P
H2 Project	• Above 87% of physical completion in March and 61% of financial execution • Start-up anticipated to first weeks of September • US$0.9 billion in capex to be disbursed and US$0.5 billion in funding to withdraw • Capex disbursement of R$ 360 million (US$ 116 million) postponed from 2017 to 2018

(1) Not considering the effect of Klabin sales. | (2) Not considering the capex related to Horizonte 2 Project and pulp logistics project. | (3) Considering Klabin volumes. |
(4) Source: PPPC W20 report – February/2017. | (5) Not considering the MtM on hedging transactions. | (6) Calculation excludes capitalized interest.

4

Pulp Market 5 By region By end-use Pulp Sales(1) Hardwood Pulp Inventories (1) (1) Source: PPPC G100 – February/2017 (1) Considering Klabin volumes Pulp Net Revenues Distribution – 1Q17(1) Operating Rate (shipments to capacity) – Hardwood(1) (1) Fonte: PPPC G100 – February/2017 (1) Source: PPPC G100– February/2017. Feb.17 vs. Feb.16(2) 11% 9% 35% 7% -3% -3% 21% 18% 10% 16% Avg=41 42% 36% 22% Tissue Printing & Writing Specialties 34% 14% 42% 10% Europe North America Asia LaAm 442 kt 35kt 305 kt 139 kt 84 kt - 38 kt 125 kt Total North America West Europe China Other BHKP BEKP 365 kt 194 kt - 37 kt 94% 70% 75% 80% 85% 90% 95% 100% 105% Jan-13 Mar-13 May-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 Feb-17 Avg =92% 37 35 37 39 41 43 45 47 49 Jan-13 Mar-13 May-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 Feb-17

1Q17 Results 6 EBITDA (R$ million) and EBITDA Margin (%) – Sensibility to FX EBITDA (R$ million) EBITDA Margin(1) Average FX (R$/USD) Average net price (USD/t) Pulp Production and Sales(1) (000 t) Net Revenues(1) (R$ million) 2.37 2.87 3.90 3.15 Average FX (1) Sales including Klabin volumes. (1) Including Klabin volumes. (1) Não considera considering the effect of Klabin sales. Klabin Volume 52% 43% 37% 36% 37% 536 503 487 481 499 1,642 1,997 2,395 2,074 1Q14 1Q15 1Q16 1Q17 1,277 1,291 1,203 1,204 1,188 1,229 1,136 1,307 1Q14 1Q15 1Q16 1Q17 Production Sales 1,254 925 758 804 643 1Q16 2Q16 3Q16 4Q16 1Q17 3.84 3.90 3.51 3.25 3.15

1Q17 Cash Production Cost (R$/t) 7 LTM IPCA: 4.6% FX: -19.3% Cash Production Cost ex-downtimes (R$/t) +4.9% 1Q17 vs 1Q16 Ex-downtimes 286 km Av. distance Higher operational efficiency Cash Production Cost (R$/t) Transportation mix (higher road contribution) +1.8% 308 km 668 680 26 (16) 12 (9) (3) 2 1Q16 Inflation FX Non recurring wood Chemicals and energy Energy sales Other 1Q17 648 680 27 2 3 4Q16 Wood Inflation/FX Other 1Q17 668 648 680 31 79 74 699 727 754 1Q16 4Q16 1Q17 Maintenance downtimes impact Cash production cost w/o downtimes

Indebteness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period Interest Expense (Gross) Average cost in US$ (% p.a.) Net debt (million) and Leverage Interest Expense/Income (US$ million), Cost of Debt in US$(1) and Debt maturity Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on Financial Investments Gross debt and Cash position (million) Debt maturity increase due to Bond 2027 issuance CRA H2 CRA H2 H2 CRA H2 CRA +37% CRA CRA 473 414 408 350 268 200 144 209 260 96 143 108 78 45 39 39 59 79 2009 2010 2011 2012 2013 2014 2015 2016 LTM 1Q17 10,309 11,435 11,851 2,897 3,509 3,740 Mar/16 Dec/16 Mar/17 R$ US$ 6.3 5.9 5.5 5.2 4.6 3.4 3.3 3.6 3.8 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 1.85 3.06 3.63 1.86 3.30 3.79 16,153 18,329 4,956 5,785 Dec/16 Mar/17 Gross debt R$ US$ 50 51 57 1Q16 4Q16 1Q17 Debt Maturity (months) 4,717 6,477 1,447 2,044 Dez/16 Mar/17 Cash position R$ US$

Liquidity 9 Liquidity(1) and Debt Amortization Schedule (US$ million) Capex H2 (2): (1) Capex to be executed on Horizonte 2 Project (2) Related to the agreement with Klabin Horizonte 2 Funding (US$ billion) (1) Not including US$77 million related to MtM of hedging transactions. (2) Financial execution of US$1,381 million capex up to March 2017. FX (R$/US$) – 2017: 3.34 2018: 3.35. Funds withdrawn until Mar 31, 2017. Contracted funds to be withdraw 581 298 Capex to be executed(1): US$0.9 bi Funding to be withdrawn: US$0.5 bi 0.3 Horizonte 2 Project US$2.3 bi Excess of US$0.1 bi 0.4 1.9 0.2 0.3 0.2 0.1 0.5 Export Prepayment CRA BNDES FDCO ECA Working capital release (2) Total 0.2 - 2017 0.1 - 2018 0.4 0.1 1Q17 3Q15 3Q15 0.1 - 2017 0.4 2.4 0.1 – 2018 2,121 548 2,669 363 567 933 804 646 369 566 701 99 34 702 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and Other Cash on hand (1) Revolver

Net results (R$ million) – 1Q17 10 (1) Cash receipt Mtm effect 644 329 273 (146) (436) (61) 287 Adjusted EBITDA FX Debt MtM hedge Net interest Deprec., amortiz. and depletion Income Taxes Others Net income ? ? deferred current Non - recurring effects (1) Includes other Exchange rate/monetary variations, other financial income/expense and other operating income/expenses

Free Cash Flow – FCF(1) 1Q17 (R$ million) 11 Not considering capex related to Horizonte 2 project and pulp logistics projects. Includes Klabin volume. Klabin effect Free cash flow per ton = R$ 326/t (US$ 104/t)(2) H2 interest paid: R$ 20 million 644 426 (463) (34) (9) 6 282 Adjusted EBITDA Capex (ex-H2 and logistics projects) Net interest Working Capital Income Taxes Others FCF

Projeto Horizonte 2 12 Capex (R$ billion)(1) Acc. execution up to 1Q17 To be disbursed Total 4.6 2.9 7.5 89% physical execution(2) 2015 2016 Startup 2017 61% financial execution Anticipated start-up from 4Q17 to the first weeks of September 2017 Ahead of schedule and below budget Inside the fence capex below US$ 1,000/t (1) Capex execution – cash basis. (2) Ended in April 2017. Up to March the physical execution was above 87%. US$ mn 61 1,094 759 298 Production capacity of 1.95 million t/year 292 4,027 2,759 436 205 3,775 2,539 995 2015 2016 2017 2018 Accrual basis Cash basis

13 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO